# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Senti Biosciences, Inc., CIK 0001854270
CUSIP: 81726A100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/27/2026
Amends the filing with accession number 0001104659-25-024530
Filed by CIK 0001231517
Persons authorized to receive notices and communications: Bayer HealthCare LLC, 100 Bayer Boulevard, Whippany, New Jersey (NJ), 07981, 862-404-3000

## Reporting persons
- Bayer HealthCare LLC (CIK 0001231517): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (17.82% of the class)
  Comment: The amounts reported in rows 8, 10 and 11 herein include the number of shares of Issuer Common Stock that would be issuable upon the exercise in full of the warrant for Issuer Common Stock held by Bayer Healthcare LLC (the "Warrant").
  
  The amount reported in row 13 herein includes 3,333,000 shares of Issuer Common Stock underlying the Warrant that is exercisable in full within 60 days of the date of this filing.
- Bayer US Holding LLC (CIK 0001965754): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (17.82% of the class)
  Comment: The amounts reported in rows 8, 10 and 11 herein include the number of shares of Issuer Common Stock that would be issuable upon the exercise in full of the Warrant.
  
  The amount reported in row 13 herein includes 3,333,000 shares of Issuer Common Stock underlying the Warrant that is exercisable in full within 60 days of the date of this filing.
- Sebastian Guth: type of reporting person: individual (IN); citizenship or place of organization: Unknown (XX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (17.82% of the class)
  Comment: The amounts reported in rows 8, 10 and 11 herein include the number of shares of Issuer Common Stock that would be issuable upon the exercise in full of the Warrant.
  
  The amount reported in row 13 herein includes 3,333,000 shares of Issuer Common Stock underlying the Warrant that is exercisable in full within 60 days of the date of this filing.
- Priyal Patel: type of reporting person: individual (IN); citizenship or place of organization: Unknown (XX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,142,848; sole dispositive power 0; shared dispositive power 6,142,848; aggregate amount beneficially owned 6,142,848 (17.82% of the class)
  Comment: The amounts reported in rows 8, 10 and 11 herein include the number of shares of Issuer Common Stock that would be issuable upon the exercise in full of the Warrant.
  
  The amount reported in row 13 herein includes 3,333,000 shares of Issuer Common Stock underlying the Warrant that is exercisable in full within 60 days of the date of this filing.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Senti Biosciences, Inc.
Address of issuer's principal executive offices: 2 Corporate Drive, First Floor, South San Francisco, California (CA), 94080

## Item 2. Identity and Background
Name of person filing: Bayer HealthCare LLC ("BHC"); Bayer US Holding LLC ("BUSH LLC"); Sebsatian Guth ("Guth") and Priyal Patel ("Patel", together with Guth, the "Managers of BUSH LLC" and collectively, the Managers of BUSH LLC, along with BHC and BUSH LLC, the "Reporting Persons").
Citizenship:
BHC - Delaware

BUSH LLC - Delaware

Guth - Unknown

Patel - Unknown

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
BHC - 17.82%

BUSH LLC - 17.82%

Guth - 17.82%

Patel - 17.82%

Each Reporting Person disclaims beneficial ownership of the shares other than those shares which such person owns of record. The percentage of outstanding Issuer Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 31,144,497 shares of Issuer Common Stock reported to be outstanding as of March 19, 2026 on the Issuer's Annual Report on Form 10-K for the period ended December 31, 2025, as filed with the SEC on March 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 - Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed with the SEC on March 17, 2025).

Exhibit 7.02 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 7.02 of the Schedule 13D filed with the SEC on March 17, 2025).

Exhibit 7.02(a) - Power of Attorney regarding filings under the Securities Exchange Act of 1334, as amended.

Exhibit 7.03 - Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

Exhibit 7.04 - Form of Warrant to Purchase Common Stock (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

Exhibit 7.05 - Form of Securities Purchase Agreement, dated December 2, 2024, by and among Senti Biosciences, Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

Exhibit 7.06 - Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No.001-40440), filed on December 2, 2024).

## Signatures
- Bayer HealthCare LLC: /s/ Priyal Patel, Priyal Patel, President (04/16/2026)
- Bayer US Holding LLC: /s/ Sebastian Guth, Sebastian Guth, President (04/16/2026)
- Sebastian Guth: /s/ Sebastian Guth, Sebastian Guth (04/16/2026)
- Priyal Patel: /s/ Priyal Patel, Priyal Patel (04/16/2026)